UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

EXTRACT OF ITEMS (1) AND (4) OF THE MINUTES OF THE 41ST MEETING OF THE BOARD OF DIRECTORS, HELD ON FEBRUARY 18, 2014

As secretary of the meeting of the Board of Directors, I hereby CERTIFY that the items (1) and (4) of the Agenda of the Minutes of the 41st Meeting of the Board of Directors of Oi S.A., held on February 18, 2014, at 10 a.m., at Praia de Botafogo, No. 300, 11th floor, room 1101, Botafogo, in the city and state of Rio de Janeiro read as follows:

“With respect to item (1) of the Agenda, Mr. Bayard de Paoli Gontijo presented the consolidated Financial Statements of the Company and its subsidiaries for the year ended Decemer 31, 2013, and detailed the operational, economic and financial data (gross revenue, net sales, costs and operational performance, EBITDA, EBITDA margin and profit), evolution of Provision for Doubtful Accounts (PDD), depreciation, financial income and expenses, investments, balance sheet and statement of income of the Company in 2013. Disclosure of the financial statements of the Company and its subsidiaries was approved and authorized, as well as the convocation of the Ordinary General Shareholders’ Meetings to be held by April 30, 2014. Mr. Gontijo also presented a proposal to allocate all of the net income for the year ended December 31, 2013, in the amount of R$1,493,015,161.92 (one billion, four hundred ninety-three million, fifteen thousand, one hundred and sixty-one reais and ninety and two centavos) to constitute a reserve for investments pursuant to Article 196 of Law 6,404/76, observing that, as assessed by this Board at the meeting held on September 18, 2013, the amount of R$500,000,000.00 (five hundred million reais) was distributed to the profit reserve account (investment reserve sub-account) as intermediaries dividends, which were attributed to the mandatory dividends. Mr. Gontijo also clarified that, at the at the close of the 2013 fiscal year, such intermediary dividends exceed the mandatory dividends and minimum statutory dividends. Following discussions and clarifications provided by the auditors and by the Chairman of the Fiscal Council, Alan Kardec de Melo Ferreira, the Directors unanimously approved the proposal.”

“Regarding item (4) of the Agenda, Mr. Bayard De Paoli Gontijo presented the Company’s business plan, prepared in accordance with CVM Instruction No. 371, dated June 27, 2002, which allows the recording of tax credits with respect to Income Tax on Legal Entities (Imposto de Renda da Pessoa Jurídica – IRPJ) and Social Contribution over Icome (Contribuição Social sobre o Lucro – CSL) and maintenance of deferred tax credits arising from temporary differences and tax losses and negative basis of social contribution on net income in the amount of R$2,887,500,000.00 (two billion, eight hundred eighty-seven million, five hundred thousand reais). Mr. Gontijo clarified that the business plan was reviewed by the independent auditors and the Fiscal Council in a meeting held on January 23, 2014. Then, Mr. Gontijo presented the historical profitability, the assumptions used in the preparation of the study, the projected fiscal balance and composition of the bases of credit to the Company. The Board unanimously approved the proposal.”

A majority of the members of the Board of Directors were present and signed the minutes: José Mauro M. Carneiro da Cunha; Antonio Cardoso dos Santos; Armando Galhardo N. Guerra Junior; Sergio Franklin Quintella, Rafael Cardoso Cordeiro; Fernando Magalhães Portella; José Valdir Ribeiro dos Reis; Cristiano Yazbek Pereira; Alexandre Jereissati Legey; Shakhaf Wine; Carlos Augusto Borges; Marcelo Almeida de Souza (Alternate); and Laura Bedeschi Rego de Mattos (Alternate).

Rio de Janeiro, February 18, 2014.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2014

OI S.A.

By:	/s/ Bayard de Paoli Gontijo
Name:	Bayard de Paoli Gontijo
Title:	Chief Financial Officer